

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Maoz Sigron
Chief Financial Officer
Perion Network Ltd.
26 HaRokmim Street
Holon 5885849, Israel

> **Re: Perion Network Ltd.**
> **Registration Statement on Form F-3**
> **Filed March 25, 2021**
> **File No. 333-254706**

Dear Mr. Sigron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology